E-b-

SECUR 19007817

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4th FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN GARCIA (203) 629-2181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK, LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CONNECTICUT)
) ss. Greenwich January 8, 2019
COUNTY OF FAIRFIELD)

Signature

PRESIDENT & CEO
Title

Philip H. Bartels
Notary Public
My Commission Expires: 11/30/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCP SECURITIES, LLC & SUBSIDIARIES

AUDITED CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2018

BCP SECURITIES, LLC & SUBSIDIARIES

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2018

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS

SECTION I
REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

SECTION II

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Members
of BCP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company") as of December 31, 2018, the related consolidated statements of operations, changes in members' capital and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the supplementary schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as the company's auditor since 2016.

CohnReznick LLP

New York, New York
February 26, 2019

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents			$	3,284,579
Due from brokers				7,455,148
Securities owned, at fair value				11,280,231
Furniture, equipment and leasehold improvements	$	3,474,740		
Less: accumulated depreciation and amortization		(1,226,698)		2,248,042
Security deposits and other assets				859,114
TOTAL ASSETS			$	25,127,114

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accrued expenses and other liabilities	$	1,832,624
Mortgage payable		649,833
Securities sold, not yet purchased, at fair value		7,574,858
TOTAL LIABILITIES		10,057,315
Commitments and contingencies		
Members' capital		15,069,799
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	25,127,114

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue:	
Trading profits	$ 21,977,123
Underwritings Fees	2,440,852
Interest and dividends	1,014,298
TOTAL REVENUE	25,432,273
Expenses:	
Salaries and commissions	13,707,013
Tickers and quotes	1,922,909
Employee benefits	1,790,474
Consulting and outside services	1,590,712
Clearance and brokerage	1,201,259
Interest expense	990,334
Travel and entertainment	939,234
Rent	896,489
Office expense	886,137
Other expenses	798,938
Professional Fees	488,120
Administrative expenses	380,143
Taxes other than income taxes	261,384
Depreciation and amortization	125,038
TOTAL EXPENSES	25,978,184
NET LOSS	$ (545,911)

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2018

Members' capital at December 31, 2017	$ 19,604,857
Capital contributions	250,885
Capital withdrawals	(4,240,032)
Net loss	(545,911)
Members' capital at December 31, 2018	$ 15,069,799

The accompanying notes are an integral part of these consolidated financial statements.

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities:		
Net loss		$ (545,911)
Adjustments to reconcile net loss to net cash provided by operation activities:		
Depreciation and amortization	$ 125,038	
(Increase) decrease in operating assets:		
Due from brokers	2,757,833	
Securities owned, at fair value	5,299,061	
Security deposits and other assets	709,572	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(829,006)	
Securities sold, not yet purchased, at fair value	(7,417,721)	
Net adjustments		644,777
Net Cash Provided By Operating Activities		98,866
Cash Flows from Investing Activities:		
Purchase of fixed assets	(442,829)	
Net Cash Used In Investing Activities		(442,829)
Cash Flows from Financing Activities:		
Payments related to mortgage payable	(51,527)	
Capital contributions	250,885	
Capital withdrawals	(4,240,032)	
Net Cash Used In Financing Activities		(4,040,674)
Effects of exchange rate changes on cash		106,661
Net Decrease in Cash		(4,277,976)
Cash and Cash Equivalents at Beginning of Year		7,562,555
Cash and Cash Equivalents at End of Year		$ 3,284,579
Supplemental Disclosure of Cash Flow Information:		
Interest paid for the year		$ 1,080,173

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account. The Company also acts as an underwriter of securities offerings. The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(ii).

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2018, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has four wholly-owned subsidiaries: Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), BCP Securities Do Brasil Representacoes Ltda. ("Brasil"), and Bear Crosby Pike de Mexico, S. De R.L. De C.V. ("Mexico"), (the "Subsidiaries"). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. Mexico is a corporate venture focused on building client relationships and working with them to provide innovative financial solutions. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this guidance did not have a material impact on the manner in which the Company recorded its revenue.

Transactions in securities and related trading revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits. The recognition of realized and unrealized gains and losses on proprietary trading transactions of financial instruments is within the scope of FASB ASC 860, *Transfers and Servicing*, and FASB ASC 940, *Financial Services - Brokers and Dealers*.

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

In February 2016, the FASB issued comprehensive guidance that requires lessees to recognize, on the balance sheet, a right of use asset and a lease liability for the rights and obligations created by operating leases of greater than twelve months.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

This amendment is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, however earlier application is permitted. The Company is still assessing the potential impact of this guidance on its financial statement.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company considers its investments to be trading securities and records them at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Equity Investment

The Company has a 10% investment in an entity. The Company's investment balance is zero due to the fact that the Company's proportionate share of losses exceeds the capital investment.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2018. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

BCP SECURITIES, LLC & SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018
(continued)

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Equity securities, US Treasury bills: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds, Foreign municipality bonds, Sovereign government bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 315,390	$ -	$ -	$ 315,390
US Treasury bills*	249,058	-	-	249,058
Sovereign government	-	3,349,878	-	3,349,878
Corporate bonds	-	6,909,548	-	6,909,548
Foreign municipality bonds	-	705,416	-	705,416
Total	$ 564,448	$ 10,964,842	$ -	$ 11,529,290

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$ (6,447)	$ -	$ -	$ (6,447)
Sovereign government	-	(1,981,947)	-	(1,981,947)
Corporate bonds	-	(4,295,423)	-	(4,295,423)
Foreign municipality bonds	-	(1,291,041)	-	(1,291,041)
Total	$ (6,447)	$ (7,568,411)	$ -	$ (7,574,858)

(*)Note: The Company's US Treasury bills were reported as cash and cash equivalents.

NOTE 4. FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Leasehold improvements	$ 1,267,773
Office Suite Acquisition-Spain	1,031,580
Furniture	499,675
Computer and equipment	675,712
	3,474,740
Accumulated Depreciation and Amortization	(1,226,698)
Total Fixed Assets	$ 2,248,042

NOTE 5. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. With the exception of the Pass-Through Entity Tax ("PTE") imposed by Connecticut, as an LLC, the Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. There was no PTE expense for the year ended December 31, 2018. FASB ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The years that remain subject to examination by taxing authorities are 2015 through 2017.

NOTE 6. PROFIT SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2018 in the amount of $407,939.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $6,647,503 which was $6,415,165 in excess of its required net capital of $232,338. The Company's net capital ratio was 0.52 to 1.

NOTE 8. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of operations accounts are translated at exchange rates prevailing throughout the year. The impact of the translations is not material. Gains or losses resulting from foreign currency transactions are included in other expenses.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has various offices in different locations. Future minimum lease payments are as follows:

Year ending December 31,	Total Amount
2019	$ 1,036,027
2020	1,007,710
2021	1,029,864
2022	956,806
2023	788,544
Thereafter	708,466
	$ 5,527,417

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Long term debt

The mortgage is payable in average monthly installments of $4,361, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .09%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,	Total Amount
2019	$ 50,136
2020	50,512
2021	50,890
2022	51,271
2023	51,655
Thereafter	395,369
	$ 649,833

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 26, 2019, which is the date that these financials statements were available to be issued, and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

BCP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Credits:	
Total Members' Capital	$ 15,069,799
Debits:	
Nonallowable Assets:	
Net equity ownership in consolidated Subsidiaries	4,099,186
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	800,669
Security deposits and other assets	519,458
Total Nonallowable Assets	5,419,313
Net Capital before Haircuts on Securities	9,650,486
Haircuts on Securities	3,002,983
Net Capital per Rule 15c3-1	6,647,503
Minimum net capital requirement	232,338
Excess Net Capital	$ 6,415,165
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 3,485,066
Ratio of Aggregate Indebtedness to Net Capital	0.52 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

BCP SECURITIES, LLC & SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

BCP SECURITIES, LLC & SUBSIDIARIES
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHOD OF CONSOLIDATION
AS OF DECEMBER 31, 2018

Account	Balances per Unaudited Form X-17A-5 Part IIA Filing ( ) indicates credit balance	Items Affecting Method of Consolidation	Balances per Audited Consolidated Statement of Financial Condition ( ) indicates credit balance
Cash and cash equivalents (*)	$ 2,258,619	$ 1,025,960	$ 3,284,579
Due from brokers	7,455,148	-	7,455,148
Securities owned (*)	10,996,643	283,588	11,280,231
Furniture, equipment and leasehold improvements, net	800,669	1,447,373	2,248,042
Investments in and receivables from subsidiaries	4,099,186	(4,099,186)	-
Security deposits and other assets	519,458	339,656	859,114
Accrued expenses and other liabilities	(3,485,066)	1,002,609	(2,482,457)
Securities sold, not yet purchased	(7,574,858)	-	(7,574,858)

(*) Note: The Company's US Treasury bills (fair value of $249,057) were not reported as cash and cash equivalents on the unaudited Form X-17A-5 Part IIA filing, but were reported as "exempted securities." For purposes of the consolidated statements of financial condition and cash flows, the US Treasury bills were considered cash and cash equivalents.

SECTION II
SUPPLEMENTARY REPORTS

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Members
of BCP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 26, 2019

BCP SECURITIES, LLC'S EXEMPTION REPORT

BCP SECURITIES LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

BCP SECURITIES, LLC

I, Randall E. Pike, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President & CEO

February 26, 2019